14040109

Mail Processing Section

MAR 04 2014

Washington DC
405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 51255

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 AND ENDING 12/31/13
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equity Investment Services Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1640 Pepperwood Dr.
(No. and Street)

St. Louis MO 63146
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Victoria Ragland (314) 494-2731
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian Toennies & Associates
(Name – *if individual, state last, first, middle name*)

9730 E Watson Rd Ste. 100 St. Louis MO 63126
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 3/28

OATH OR AFFIRMATION

I, Victoria Ragland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equity Investment Services Inc, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Victoria Ragland
Signature

Pres.
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section

MAR 04 2014

FLORIDA JURAT
FS 117.05

State of Florida
County of Palm Beach

Sworn to (or affirmed) and subscribed before me this

07th day of February, 2014,
Day *Month* *Year*

by Victoria Ragland.
Name of Person Swearing or Affirming

[signature]
Signature of Notary Public — State of Florida

Carlos Narvaez
Name of Notary Typed, Printed or Stamped

CARLOS NARVAEZ
Notary Public - State of Florida
My Comm. Expires Aug 22, 2014
Commission # EE 19538

NOTARY PUBLIC STATE OF FLORIDA

☐ Personally Known
☒ Produced Identification

Type of Identification Produced: Driver License
R245-872-54-687-0 exp 5-27-20

Place Notary Seal Stamp Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audit Report.

Document Date: 2-27-14 Number of Pages: 1 pg.

Signer(s) Other Than Named Above:

FLORIDA JURAT
FS 117.05

State of Florida
County of Palm Beach

Sworn to (or affirmed) and subscribed before me this

27th day of February, 2014,
Day Month Year

by Victoria Ragland.
Name of Person Swearing or Affirming

[signature]
Signature of Notary Public — State of Florida

Carlos Narvaez
Name of Notary Typed, Printed or Stamped

CARLOS NARVAEZ
Notary Public - State of Florida
My Comm. Expires Aug 22, 2014
Commission # EE 19538

☐ Personally Known
☐ Produced Identification

Type of Identification Produced: Driver License.
R245-872-54-687-0. exp 5-27-20

Place Notary Seal Stamp Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audit Report.

Document Date: 2-07-14 Number of Pages: 1pg.

Signer(s) Other Than Named Above:

EQUITY INVESTMENT SERVICES, INC.

FINANCIAL STATEMENTS

December 31, 2013

CONTENTS

****

****

*****

***

*

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illnois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian Toennies & Associates
Certified Public Accountants
9730 E. Watson Rd., Suite 100
St. Louis, Missouri 63126

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
of Equity Investment Services, Inc.
Saint Louis, Missouri

Report on the Financial Statements

We have audited the accompanying financial statements of Equity Investment Services, Inc., which comprise the balance sheet as of December 31, 2013, and the related statements of income, changes in stockholders equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equity Investment Services, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the accompanying supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the accompanying supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

Brian Toennies

Brian G. Toennies & Associates
February 24, 2014

Equity Investment Services, Inc.
Balance Sheet
December 31, 2013

ASSETS

	2013
Current Assets:	
Cash - Checking Account	$ 14,496
Total Cash and Equivalents	14,496
Commissions Receivable	1,163
Prepaid Taxes	0
Total Current Assets	15,659
Total Assets	$ 15,659

LIABILITIES AND STOCKHOLDER'S EQUITY

	2013
Current Liabilities:	
Accrued Audit Fee	$ 1,669
Accounts Payable	0
Accrued NASD Fee	1,009
Total Current Liabilities	2,678
Stockholder's Equity:	
Capital Stock:	
Authorized: 30,000 Shares	
Par Value $1 Per Share	
Issued and Outstanding: 10,000 Shares	10,000
Retained Earnings	0
Accumulated Other Comprehensive Income	$2,981
Total Stockholder's Equity	12,981
Total Liabilities and Stockholder's Equity	$ 15,659

Equity Investment Services, Inc.
Statement of Income
For the Year Ended December 31, 2013

	2013
Income:	
Commissions Earned	$ 16,495
Expenses:	
Commissions Paid	12,316
Insurance	576
Licenses and Permits	956
Professional Fees	1,889
Total Expenses	15,737
Income (Loss) from Operations	758
Other Income (Expenses)	
Interest and Dividends Income	1
Capital Gains	0
Other Income & (Expenses)	0
Realized Gains (Losses) on Securities	0
Net Income (Loss) Before Income Taxes	759
Provision for Income Taxes	0
Net Income (Loss)	759
Other Comprehensive Income:	
Unrealized Gain (Loss) on Security	0
Comprehensive Income (Loss)	$ 759

Equity Investment Services, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2013

	Common Stock	Retained Earnings (Deficit)	Accum. Other Comprehensive Income	Total
Balance, Beginning of Year	$10,000	$0	$2,222	12,222
Comprehensive Income:				
Net Income (Loss)	0	0	759	759
Realized Gain on Securities	0	0	0	0
Common Stock Subscription	0	0	0	0
Retained Earnings, End of Year	$10,000	$0	$2,981	$12,981

See Independent Auditors Report and Accompanying Notes

Equity Investment Services, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2013

	2013
Cash Flows From Operating Activities:	
Net Income (Loss)	$ 759
Adjustments to reconcile net income (loss) to net cash from operations:	
(Gain) Loss on Sale on Securities	
(Increase) Decrease in Commissions Receivable	717
(Increase) Decrease in Prepaid Expenses	
Increase (Decrease) in Accrued Expenses	(1,375)
Net Cash Provided By (Used In) Operating Activities	101
Cash Flows From Investing Activities:	
Purchase of Securities	0
Proceeds from Sale of Securities	0
Net Cash Provided By (Used In) Investing Activities	0
Net Increase (Decrease) in Cash	101
Cash and Cash Equivalents at Beginning of Year	14,395
Cash and Cash Equivalents at End of Year	$ 14,496

Supplemental Disclosures of Cash Flow Information:

Cash Paid for Interest	$0
Cash Paid for Taxes	$0

1. Summary of Significant Accounting Policies.

a. Company's Activities - The Company, located in St. Louis, Missouri, is a NASD Registered Broker/ dealer that offers mutual funds and variable annuities to its clients. The company's primary products are mutual funds and insurance contracts.
b. Accounting Method - The Company's books are maintained on the accrual basis of accounting for financial statement reporting.
c. Commissions Receivable - The Company uses the direct write-off method for recognition of bad debts. No allowance for doubtful accounts is believed necessary.
d. Adoption of SFAS No. 130 - The Company adopted SFAS No. 130, Reporting Comprehensive Income.
e. Income Taxes - Amounts provided for Federal income taxes are based on earnings reported for financial statements purposes, adjusted for permanent differences between reported financial and taxable income.
f. Cash and Cash Equivalents - For purposes of the statement of cash flows, cash and cash equivalents consist of cash and money market funds.
g. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Reserve Requirements.

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under rule 15c3-3.

3. Minimum Capital.

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than $5000 in 2013. At December 31, 2013, the Company's net capital as defined by SEC Rule 15c3-1 was $7,695 in excess of minimum net capital required.

4. Securities.

The Company invests in variable annuities and mutual funds. At December 31, 2013, these securities were classified as available for sale securities and are reported at fair value, with the unrealized gains and losses included in comprehensive income. Costs are determined on an average cost per share basis for determining realized gains or losses. At December 31, 2013, these securities had a fair value of $0, a cost of $0 and an unrealized gain of $0. Realized losses on securities sold during 2013 were $0.

5. Income Taxes.

The income tax expense of the Company consists of the following:

	2013
Current Tax Expense:	
Federal	$0
State	0
Income Tax Expense	$0

Equity Investment Securitites, Inc has three prior years open for examination by taxing authorities. In addition to the current year, the fiscal years ended December 31, 2012, 2011, and 2010 remain open to examination. Management is not aware of any uncertain tax positions claimed on prior year returns.

6. Report on Material Inadequacies.

There were no material inadequacies found to exist or found to have existed since the date of the previous audit.

7. Related Party Transactions.

During the year Equity Investment Services paid commissions to an owner of the Company totaling $12,316.

8. Subsequent Events.

Subsequent Events have been evaluated through February 24, 2014, which is the date the financial statements were issued. There are no events or transactions occuring after the balance sheet date required to be reported.

Equity Investment Services, Inc.
Computation of Net Capital
December 31, 2013

	2013
Total Ownership Equity from Statement of Financial Condition	$ 12,981
Deductions:	
Total Non-allowable Assets:	
Commissions Receivable > 30 Days	0
Net Capital Before Haircuts on Securities Positions	12,981
Haircuts on Securities:	
Trading and Investment Securities	
Money Market - 2%	(286)
Net Capital	12,695
Less: Required Minimum Capital	(5,000)
Net Capital Excess (Shortage)	$ 7,695

Note: No material inadequacies were found, nor were any reportable differences found in the reconciliation of the net capital per the audited financial statements and the unaudited FOCUS reports.

Equity Investment Services, Inc.
Reconciliation of the Audited Computation of Net Capital and the Unaudited FOCUS Report
December 31, 2013

	2013
Total Ownership Equity From Statement of Financial Condition-Unaudited	$ 12,981
Adjustments: Increase (Decrease)	
Adjust Investment Funds Account	0
Total Increase (Decrease) in Ownership Equity	0
Total Ownership Equity from Statement of Financial Condition-Audited	12,981
Total Non-Allowable Assets-Audited	0
Net Capital Before Haircuts on Securities Positions	12,981
Haircuts on Securities:	
Trading and Investment Securities	
Money Market - 2%	(286)
Net Capital	$ 12,695

Note: No material inadequacies were found, nor were any reportable differences found in the reconciliation of the net capital per the audited financial statements and the unaudited FOCUS reports.

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illnois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian Toennies & Associates
Certified Public Accountants
9730 E. Watson Rd., Suite 100
St. Louis, Missouri 63126

February 24, 2014

To the Board of Directors
of Equity Investment Services, Inc.
1640 Pepperwood Dr.
St. Louis, MO 63146

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Equity Investment Services, Inc, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Equity Investment Services, Inc's compliance with the applicable instructions of Form SIPC-7. Equity Investment Services, Inc's management is responsible for Equity Investment Services, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in SIPC-7T for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Sincerely,

Brian G. Toennies
Certified Public Accountant

February 24, 2014

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illnois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian G. Toennies & Assoc.

Brian Toennies & Associates
Certified Public Accountants
9730 E. Watson Rd., Suite 100
St. Louis, Missouri 63126

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
of Equity Investment Services, Inc.
Saint Louis, Missouri 63146

In planning and performing our audit of the financial statements of Equity Investment Services, Inc. as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered Equity Investment Services, Inc.'s internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Equity Investment Services, Inc.'s internal control. Accordingly, we do not express an opinion on the effectiveness of Equity Investment Services, Inc.'s internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Equity Investment Services, Inc. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Equity Investment Services, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Equity Investment Services, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3-Cont'd

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Equity Investment Services, Inc.'s practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian Toennies

Brian Toennies, CPA
St. Louis, MO
February 24, 2014